Exhibit 11


                                   CNS, INC.
           COMPUTATION OF NET INCOME (LOSS) PER SHARE OF COMMON STOCK

                                              Three Months Ended
                                                    March 31,
                                               1995         1994
                                                         Unaudited

Net income (loss)                          $ 1,802,762   $  (468,043)


Weighted average number of common shares     8,528,377     6,601,552
Common equivalent shares                       558,411          --
Total average number of common and
common equivalent shares outstanding         9,086,788     6,601,552

Net income (loss) per common
& common equivalent share                  $       .20   $      (.07)